SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended 04 May 2010

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

EXHIBIT 1.1	Director/PDMR Shareholding dated 01 April 2010
EXHIBIT 1.2	Director/PDMR Shareholding dated 01 April 2010
EXHIBIT 1.3	Director/PDMR Shareholding dated 01 April 2010
EXHIBIT 1.4	Director/PDMR Shareholding dated 06 April 2010
EXHIBIT 1.5	Transaction in Own Shares dated 07 April 2010
EXHIBIT 1.6	Director/PDMR Shareholding dated 08 April 2010
EXHIBIT 1.7	Director/PDMR Shareholding dated 12 April 2010
EXHIBIT 1.8	Transaction in Own Shares dated 13 April 2010
EXHIBIT 1.9	Transaction in Own Shares dated 14 April 2010
EXHIBIT 2.0	AGM Special Business and Retirement of Directors dated 16 April 2010
EXHIBIT 2.1	Transaction in Own Shares dated 20 April 2010
EXHIBIT 2.2	Transaction in Own Shares dated 28 April 2010
EXHIBIT 2.3	Director/PDMR Shareholding dated 28 April 2010
EXHIBIT 2.4	Director/PDMR Shareholding dated 29 April 2010
EXHIBIT 2.5	Total Voting Rights dated 30 April 2010

EXHIBIT 1.1

BP p.l.c. -  Director/PDMR Shareholding
BP p.l.c. -  01 April 2010

BP p.l.c. was notified on 31 March 2010, by Sir William Castell, a director of BP p.l.c., that he disposed of 82,500 BP Ordinary shares (ISIN number GB0007980591) on 30 March 2010 by way of a gift to Lady Castell, a connected person.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

EXHIBIT 1.2

BP p.l.c. -  Director/PDMR Shareholding
BP p.l.c. -  01 April 2010

BP p.l.c. was notified on 31 March 2010 by Mr R Dudley, a director of BP p.l.c., that he sold 1,800 BP ADSs (ISIN number US0556221044) equivalent to approximately 10,800 ordinary shares, at $58.08 per share on 31 March 2010.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

EXHIBIT 1.3

BP p.l.c. -  Director/PDMR Shareholding
BP p.l.c. -  01 April 2010

BP p.l.c. was advised on 1 April 2010 by Fidelity Stock Plan Services LLC that on 15 March 2010, following an award under the BP Competitive Performance Plan, the following senior executives (persons discharging managerial responsibility) acquired the number of BP Restricted Share Units shown opposite their names:

Ms S. Bott              5,000 ADSs (equivalent to approximately 30,000 ordinary shares)

Mr H. L. McKay      5,000 ADSs (equivalent to approximately 30,000 ordinary shares)

The numbers of Restricted Share Units under the BP Competitive Performance Plan represent the maximum number of ADSs that will vest following a three year performance period.  In addition, each senior executive will be entitled to additional ADSs representing the value of reinvested dividends on those ADSs which vest.

This notice is given in fulfilment of the obligations under DTR3.1.4 (1)(a)R.

EXHIBIT 1.4

BP p.l.c. -  Director/PDMR Shareholding
BP p.l.c. -  06 April 2010

BP p.l.c. was informed on 6 April 2010 by Fidelity Stock Plan Services LLC that on 15 March 2010, following an award under the BP Deferred Annual Bonus Plan, the following senior executives (persons discharging managerial responsibility) acquired the number of BP Restricted Share Units shown opposite their names:

Ms S. Bott               27,532 (equivalent to approximately 165,192 ordinary shares)

Mr H. L. McKay   20,052 ADSs (equivalent to approximately 120,312 ordinary shares)

BP p.l.c. was further informed that also on 15 March 2010, following an award under the BP Executive Performance Plan, the following senior executives (persons discharging managerial responsibility) acquired the number of BP Restricted Share Units shown opposite their names:

Ms S. Bott              7,500 ADSs (equivalent to 45,000 approximately ordinary shares)

Mr H. L. McKay      7,500 ADSs (equivalent to 45,000 approximately ordinary shares)

The numbers of Restricted Share Units under both awards represent the number of ADSs that will vest following a three year retention period.  In addition, each senior executive will be entitled to additional ADSs representing the value of reinvested dividends on those ADSs which vest.

This notice is given in fulfilment of the obligations under DR3.1.4 (1)(a)R.

EXHIBIT 1.5

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  7 April 2010

BP p.l.c. announces that on 6 April 2010 it transferred to participants in its employee share schemes 11,052 ordinary shares at prices between 420.00 pence and 500.00 pence per share.  These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,866,276,870 ordinary shares in Treasury, and has 18,777,830,036 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

EXHIBIT 1.6

BP p.l.c. -  Director/PDMR Shareholding

BP p.l.c. -  8 April 2010

BP p.l.c. was advised on 7 April 2010 by Computershare Plan Managers that,

following an award under the BP Competitive Performance Plan,

the following senior executives (persons discharging managerial responsibility)

acquired the number of BP Restricted Share Units shown opposite their names on 15 March:

            Mr R Bondy                   30,000
            Mr S Westwell               30,000

The numbers of Restricted Share Units granted under the BP Competitive Performance Plan represent the maximum number of

BP Ordinary Shares (ISIN number GB0007980591)

that will vest following a three year performance period.  In addition, each senior executive will be entitled to additional shares representing the value of reinvested dividends on those shares which vest.

BP p.l.c. was further informed that, following an award under the BP Executive Performance Plan, the following senior executives (persons discharging managerial responsibility) acquired the number of BP Restricted Share Units shown opposite their names 15 March 2010:

            Mr R Bondy                   45,000
            Mr S Westwell               45,000

The numbers of Restricted Share Units granted under the BP Executive Performance Plan represent the number of shares that will vest following a three year retention period.  In addition, each senior executive will be entitled to additional shares representing the value of reinvested dividends on those shares which vest.

In addition, the following were also granted the number of Restricted Share Units shown opposite their names under the BP Deferred Annual Bonus Plan on 15 March 2010:

Mr R Bondy                   129,983

         Mr S Westwell               100,087

The numbers of Restricted Share Units granted under the BP Deferred Annual Bonus Plan represent the number of shares that will vest following a three year retention period.  In addition, each senior executive will be entitled to additional shares representing the value of reinvested dividends on those shares which vest.

This notice is given in fulfilment of the obligations under DTR3.1.4 (1)(a)R.

EXHIBIT 1.7

BP p.l.c. -  Director/PDMR Shareholding

BP p.l.c. -  12 April 2010

BP p.l.c. was advised on 12 April 2010 by Computershare Plan Managers that on 12 April 2010 the following Directors and senior executive (all persons discharging managerial responsibilities in BP p.l.c.) acquired in London the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their names below at £6.411 through participation in the BP Sharematch UK Plan

:-

Directors

Dr A.B. Hayward         50 shares
Mr I.C. Conn                 50 shares

Other Persons Discharging Managerial Responsibilities

Mr R. Bondy                 48 shares
Mr S. Westwell             48 shares

This notice is given in fulfilment of the obligation under DTR3.1.4(1)(a)R.

EXHIBIT 1.8

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  13 April 2010

BP p.l.c. announces that on 12 April 2010 it transferred to participants in its employee share schemes 5,486 ordinary shares at prices between 420.00 pence and 500.00 pence per share.  These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,866,271,384 ordinary shares in Treasury, and has 18,778,085,542 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

EXHIBIT 1.9

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  14 April 2010

BP p.l.c. announces that on 13 April 2010 it transferred to participants in its employee share schemes 5,000,000 ordinary shares at a price of  640.00 pence per share.  These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,861,271,384 ordinary shares in Treasury, and has 18,783,110,742 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

EXHIBIT 2.0

BP p.l.c. -  AGM Special Business and Retirement of Directors
BP p.l.c. -  16 April 2010

Items of Special Business and Retirement of Directors
BP p.l.c. 2010 Annual General Meeting

The following items of special business were passed at the BP p.l.c. Annual General Meeting held on 15 April 2010:

Resolution 18 - Articles of Association

To adopt as the new Articles of Association of the company the draft Articles of Association set out in the document produced to the meeting and, for the purposes of identification, signed by the chairman, so the new Articles of Association apply in substitution for and to the exclusion of the company's existing Articles of Association.

Resolution 19 - Share buyback

To authorize the company generally and unconditionally to make market purchases (as defined in Section 693(4) of the Companies Act 2006) of ordinary shares with nominal value of $0.25 each in the company, provided that:

(a)        the company does not purchase under this authority more than 1.9 billion ordinary shares;

(b)        the company does not pay less than $0.25 for each share; and

(c)        the company does not pay more for each share than 5% over the average of the middle market price of the ordinary shares for the five business days immediately preceding the date on which the company agrees to buy the shares concerned, based on share prices and currency exchange rates published in the Daily Official List of the London Stock Exchange.

In executing this authority, the company may purchase shares using any currency, including pounds sterling, US dollars, and euros.

            This authority shall continue for the period ending on the date of the annual general meeting in 2011 or 15 July 2011, whichever is the earlier, provided that, if the company has agreed before this date to purchase ordinary shares where these purchases will or may be executed after the authority terminates (either wholly or in part), the company may complete such purchases.

Resolution 20 - Directors' authority to allot shares (Section 551)

To renew, for the period ending on the date of the annual general meeting in 2011 or 15 July 2011, whichever is the earlier, the authority and power conferred on the directors by the company's articles of association to allot relevant securities up to an aggregate nominal amount equal to the Section 551 amount (or, if resolution 18 is not passed, equal to the Section 80 amount) of $3,143 million.

Resolution 21 - Directors' authority to allot shares (Section 561)

To renew, for the period ending on the date of the annual general meeting in 2011 or 15 July 2011, whichever is the earlier, the authority and power conferred on the directors by the company's Articles of Association to allot equity securities wholly for cash (a) in connection with a rights issue; (b) otherwise than in connection with a rights issue up to an aggregate nominal amount equal to the Section 561 amount (or, if resolution 18 is not passed, equal to the Section 89 amount) of $236 million.

Resolution 22 - Notice of general meetings

To authorize the calling of general meetings of the company (not being an annual general meeting) by notice of at least 14 clear days.

Resolution 23 - Renewal of the Executive Directors' Incentive Plan

To approve the renewal of the BP Executive Directors' Incentive Plan (the 'Plan'), a copy of which is produced to the meeting initialled by the chairman for the purpose of identification, for a further five years, and to authorize the directors to do all acts and things that they may consider necessary or expedient to carry the Plan into effect.

Resolution 24 - Scrip Dividend Programme

Subject to the passing of resolution 18, to authorize the directors in accordance with Article 142 of the new Articles of Association to offer the holders of ordinary shares of the company, to the extent and in the manner determined by the directors, the right to elect (in whole or part), to receive new ordinary shares (credited as fully paid) instead of cash, in respect of any dividend as may be declared by the directors from time to time provided that the authority conferred by this resolution shall expire prior to the conclusion of the annual general meeting to be held in 2015.

Retirement of Directors

The Board of BP p.l.c. announces that Sir Ian Prosser and Mr Erroll B. Davis, Jr. retired as non-executive directors of the company with effect from the conclusion of the Annual General Meeting held on 15 April 2010.

EXHIBIT 2.1

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  20 April 2010

BP p.l.c. announces that on 19 April 2010 it transferred to participants in its employee share schemes 5,240 ordinary shares at prices between 420.00 pence and 500.00 pence per share.  These shares were previously held as treasury shares.

BP p.l.c. also announces that on 16 April 2010 it transferred to participants in its employee share schemes 408,793 ordinary shares at a price of  641.10 pence per share.  These shares were previously held as treasury shares.

Following the above transactions, BP p.l.c. holds 1,860,857,351 ordinary shares in Treasury, and has 18,783,983,265 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

EXHIBIT 2.2

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  28 April 2010

BP p.l.c. announces that on 26 April 2010 it transferred to participants in its employee share schemes 17,946 ordinary shares at prices between 420.00 pence and 500.00 pence per share.  These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,860,839,405 ordinary shares in Treasury, and has 18,784,819,431 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

EXHIBIT 2.3

BP p.l.c. -  Director/PDMR Shareholding

BP p.l.c. -  28 April 2010

BP p.l.c. was notified on 28 April 2010 by Mr Carl-Henric Svanberg, a director of BP p.l.c., that CHAS Aludden S.a.r.l. (a personal investment company wholly owned by Mr Svanberg and of which he is also a director), acquired on the London Stock Exchange 175,000 BP Ordinary shares (ISIN number GB0007980591), at a price of £6.189615 per share on 28 April 2010.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

EXHIBIT 2.4

BP p.l.c. -  Director/PDMR Shareholding

BP p.l.c. -  29 April 2010

BP p.l.c. was notified on 28 April 2010 by Wells Fargo Shareowner Services that on 27 April 2010 Mr I.C. Conn sold a fractional ADS of 0.628 BP ADSs (ISIN no. US0556221044) at $56.5420 following the termination of the direct access plan. One ADS is equivalent to 6 BP ordinary shares.

This notice is given in fulfilment of the obligations under DTR3.1.4 (1)(a)R.

EXHIBIT 2.5

BP p.l.c. -  Total Voting Rights

BP p.l.c. -  30 April 2010

BP p.l.c.

Voting Rights and Capital - Transparency Directive Disclosure

London 30 April 2010

Pursuant to Disclosure and Transparency Rule 5.6:-

- The issued share capital of BP p.l.c. comprised 18,785,137,881 ordinary shares par value US$0.25 per share, excluding shares held in treasury and those bought back for cancellation, and 12,706,252 preference shares, par value £1 per share. Both the ordinary shares and the preference shares have voting rights. Preference shares have two votes for every £5 in nominal capital held and ordinary shares have one vote for every share held.

- The total number of voting rights in BP p.l.c. is 18,790,220,381. This figure excludes (i) 1,860,839,405 ordinary shares which have been bought back and held in treasury by BP; and (ii) 112,803,287 ordinary shares which have been bought back for cancellation. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholders' meetings.

This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FSA's Disclosure and Transparency Rules.

                  **********************

      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 04 May 2010

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary